November 21, 2007

Daniel Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, DC  20549

Re:           Knight Transportation, Inc. (the "Company")
Definitive Schedule 14A
Filed April 20, 2007
File No. 001-32396

Dear Mr. Morris:

We hereby submit the Company's responses to the Staff's comments conveyed in a letter to Mr. Kevin P. Knight, the Chief Executive Officer of the Company, dated September 26, 2007, with respect to the above-referenced Form 14A Definitive Proxy Statement.

In connection herewith, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Elements of Compensation, page 14

1.           Comment:

Please analyze the elements and levels of compensation paid to the named executive officers.  Throughout your Compensation Discussion & Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006.  For example, we note limited analysis on pages 17 and 18 of how your long term equity awards were determined.  Although your disclosure provides some general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations.  Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Daniel Morris
Attorney-Advisor
November 21, 2007

Response:

We will revise future filings to provide additional analysis of the elements and levels of compensation paid to the named executive officers by (i) providing additional analysis of how the Company arrived at and why it paid each particular level and form of compensation, (ii) providing additional substantive analysis and insight into how the compensation committee makes actual payout determinations, (iii) providing additional disclosure with respect to the specific factors considered by the compensation committee in ultimately approving particular pieces of each named executive officer's compensation package, and (iv) describing, in more detail, the reasons why the compensation committee believes that the amounts paid to each named executive officer are appropriate in light of the various items the compensation committee considered in making specific compensation decisions.

2.           Comment:

You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and annual and long-term incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee.  Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

We will revise future filings to provide additional detail and analysis of how individual performance contributed to the actual compensation of the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how such contributions were weighted and factored into specific compensation decisions.

Base Salary of Our Chief Executive Officer, page 15

3.          Comment:

You state that you may consider base salary levels paid at similar companies.  Please explain how this comparative information is used.  To the extent that you benchmark a portion of your compensation package against amounts paid by other companies, please identify the companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We will revise future filings to provide additional explanation of how the Company uses comparative salary information from other companies, and, to the extent the Company benchmarks a portion of its compensation package against amounts paid by other companies, we will identify those companies.

Daniel Morris
Attorney-Advisor
November 21, 2007

4.           Comment:

Please revise your discussion of the functions performed by your compensation consultant to address the nature and scope of the consultant's assignment and any other material elements of the consultant's functions.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response:

We will revise future filings, to the extent we use a compensation consultant in the future, to address the nature and scope of the consultant's assignment and any other material elements of the consultant's functions.

Performance-Based Annual Cash Bonuses, page 16

5.           Comment:

Please provide a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn annual cash bonuses.  Although achievement of your EPS target may override the other performance measures set by the committee, please be advised that you must disclose all other performance targets set for the fiscal year.  Please clearly explain how your incentive awards are specifically structured around company performance goals.  Note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide on a supplemental basis a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.  Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:

Annual Cash Bonuses Paid to Our Named Executive Officers.  For 2006, the Compensation Committee approved maximum performance-based cash bonus formulas pursuant to which (i) Kevin P. Knight was eligible to receive a cash bonus of up to 60% of his base salary; (ii) Timothy M. Kohl was eligible to receive a cash bonus of up to 40% of his base salary; and (iii) each of David A. Jackson, Keith T. Knight, and Casey Comen was eligible to receive a cash bonus of up to 30% of his base salary.  The percentage of salary assigned to each Named Executive Officer was based on the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long term profitability and earnings goals.  These percentages may change from time to time as responsibilities of the Named Executive Officers change and as specific goals evolve.

Daniel Morris
Attorney-Advisor
November 21, 2007

For 2006, the Compensation Committee established performance targets for our Named Executive Officers based on specific sales and earnings growth targets, the expansion of new service centers, cash collection benchmarks, and other goals specific to each Named Executive Officer's position and scope of responsibility, all as set forth below.  In addition to setting these specific performance targets, the Compensation Committee determined that, in all cases, earnings per diluted share ("EPS") growth of 20.0% or more would result in the deemed satisfaction of the underlying performance targets and the award of the maximum bonus amounts.  The Compensation Committee believed that the performance targets, specifically the growth in EPS, represented aggressive, yet achievable goals for the Named Executive Officers to earn 100% of the maximum cash bonus award.  The targets assigned to each Named Executive Officer were based on the Compensation Committee's evaluation of each Named Executive Officer's responsibility at the time and how achievement of certain goals would help us achieve leading growth and profitability.

Named Executive Officer and Principal Position	Performance Target(1)	Maximum Bonus as a Percentage of Salary
Kevin P. Knight	Revenue growth of 10% and EPS growth of 15%(2)	20.0%
	Revenue growth of 15% and EPS growth of 20%(3)	20.0%
	Revenue of $46,000,000 and earnings before taxes of $7,250,000 for a specified subsidiary and revenue of $12,000,000 and earnings before taxes of $500,000 for another specified subsidiary	20.0%

David A. Jackson	Revenue growth of 10% and EPS growth of 15%(2)	10.0%
	Revenue growth of 15% and EPS growth of 20%(3)	10.0%
	Days sales outstanding ("DSO") below 37.5 days for 60 consecutive days and less than 14.5% of accounts receivable over 60 days(4)	5.0%
	Develop accounting staff to produce accurate and timely numbers; develop processes for working with division heads to more effectively utilize the numbers to manage their divisions(5)	5.0%

Timothy M. Kohl	Revenue growth of 10% and EPS growth of 15%(2)	15.0%
	Opening of 4 dry-van divisions; growth of 440 drivers; and growth of 400 tractors(6)	15.0%
	Reduction by 10% in accident claims incurred of $50,000 or more and/or that have the potential to be $50,000 compared to previous year losses	10.0%

Keith T. Knight	Revenue growth of 10% and EPS growth of 15%(2)	10.0%
	Revenue per mile growth of 5%(7)	15.0%
	DSO below 37.5 days for 60 consecutive days and less than 14.5% of accounts receivable over 60 days	5.0%

Casey Comen	Revenue growth of 10% and EPS growth of 15%(2)	10.0%
	Revenue per mile growth of 5%(7)	15.0%
	DSO below 37.5 days for 60 consecutive days and less than 14.5% of accountsreceivable over 60 days(4)	5.0%

(1)	In all cases, EPS growth above 20% will result in (i) all other performance targets being deemed satisfied and (ii) the award of the maximum cash bonus amount.
(2)	Minimum Bonus Criteria: Revenue growth of 8% and EPS growth of 12%.
(3)	Minimum Bonus Criteria: Revenue growth of 10% and EPS growth of 15%.
(4)	Minimum Bonus Criteria: DSO below 40 days for 60 consecutive days.
(5)	The Compensation Committee, in consultation with our CEO, will determine whether this target is achieved.
(6)	Minimum Bonus Criteria: Successful launch of 3 dry-van divisions; growth of 330 new drivers; and growth of 300 tractors.
(7)	Minimum Bonus Criteria: Revenue per mile growth of 4%.

Daniel Morris
Attorney-Advisor
November 21, 2007

For 2006, we achieved EPS growth of 20.6%.  Thus, the Compensation Committee did not compare our financial performance and the performance of each Named Executive Officer against the performance targets described above as our EPS growth deemed such performance targets satisfied.  Instead, the Compensation Committee substituted the achievement of EPS growth of 20.6% for the performance targets and awarded each Named Executive Officer the maximum cash bonus award.  For 2006, our Named Executive Officers received cash bonuses in the following amounts:

Named Executive Officer and Principal Position	2006 Performance – Based Bonus ($)
Kevin P. Knight, Chairman and CEO	354,000
David A. Jackson, Chief Financial Officer	39,750
Timothy M. Kohl, President	132,000
Keith T. Knight, Chief Operating Officer	97,500
Casey Comen, Vice President of Sales	78,000

In determining EPS growth from 2005 to 2006, the Compensation Committee, pursuant to its authority granted under our 2005 Executive Cash Bonus Plan, excluded the net after tax impact of our adoption of Statement of Financial Accounting Standards No. 123 ("SPA 123R"), which requires us to expense non-cash stock-based compensation.  The Compensation Committee determined such an adjustment was fair and reasonable because the Compensation Committee did not consider the effect of SFAS 123R when setting the performance targets for 2006 and the base year (2005) did not include the effect of SFAS 123R.

If our performance in 2006 had been such that actual results were between the minimum and maximum performance thresholds set by the Compensation Committee, the cash bonus amount awarded to each of the Named Executive Officer's would have been determined by the Compensation Committee pursuant to its discretionary authority under our 2005 Executive Cash Bonus Plan.   See the footnotes to the table above for information on the range of the performance target meriting a cash bonus.

6.           Comment:

We note that performance targets are set at the beginning of the year.  We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year.  Accordingly, please disclose your post-2006 targets, to the extent established.  Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.I of Commission Release 33-8732A. We also refer you to the prior comment for additional instructions regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

Response:

For 2007, the Compensation Committee approved maximum performance-based cash bonus opportunities under which (i) Kevin P. Knight is eligible to receive a cash bonus of up to 60% of his base salary; (ii) Timothy M. Kohl is eligible to receive a cash bonus of up to 40% of his base salary; and (iii) each of David A. Jackson, Keith T. Knight, and Casey Comen is eligible to receive a cash bonus of up to 30% of his base salary.  The percentage of salary assigned to each Named Executive Officer is based on the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long term profitability and earnings goals.  These percentages may change from time to time as responsibilities of the Named Executive Officers change and as specific goals evolve.

Daniel Morris
Attorney-Advisor
November 21, 2007

For 2007, the Compensation Committee set performance targets related to revenue growth, earnings growth, and the operating ratio of each of our dry van, refrigerated, and brokerage operating units (individually, a "Performance Target" and collectively, the "Performance Targets").  The Performance Targets assigned to each Named Executive Officer are based on the Compensation Committee's evaluation of each Named Executive Officer's responsibility at the time and how the achievement of certain goals would help us achieve leading growth and profitability.  For example, based upon Mr. Kohl's responsibilities, the Compensation Committee did not foresee Mr. Kohl exercising meaningful influence over, or making decisions that would have a material impact on, the operating ratio of our refrigerated or brokerage operating units.  Thus, Mr. Kohl's bonus formula is comprised solely of the achievement of targets related to revenue growth, earnings growth, and the operating ratio of our dry-van operating unit.

Bonuses awarded for 2007 will be determined by a formula established by the Compensation Committee that is tied to achievement of the Performance Targets.  The applicable percentage of each Performance Target that is achieved is then multiplied by the Named Executive Officer's target bonus to determine the Named Executive Officer's actual bonus.

The following table highlights the method by which the bonus payments to the Named Executive Officers would be calculated should we meet 100% of the Performance Targets.

Named Executive Officer	Performance Target(1)	Maximum Bonus as a Percentage of Salary(2) (3)
Kevin P. Knight	Revenue growth of 12.5% Earnings growth of 12.5% Operating ratios Dry van operating ratio of 80.0% Refrigerated operating ratio of 85.0% Brokerage operating ratio of 90.0%	20.0% 20.0% 6.7% 6.7% 6.7%
David A. Jackson	Revenue growth of 12.5% Earnings growth of 12.5% Operating ratios Dry van operating ratio of 80.0% Refrigerated operating ratio of 85.0% Brokerage operating ratio of 90.0%	10.0% 10.0% 3.3% 3.3% 3.3%
Timothy M. Kohl	Revenue growth of 12.5% Earnings growth of 12.5% Operating ratios Dry van operating ratio of 80.0%	13.3% 13.3% 13.3%

Daniel Morris
Attorney-Advisor
November 21, 2007

Keith T. Knight	Revenue growth of 12.5% Earnings growth of 12.5% Operating ratios Dry van operating ratio of 80.0% Refrigerated operating ratio of 85.0% Brokerage operating ratio of 90.0%	10.0% 10.0% 3.3% 3.3% 3.3%
Casey Comen	Revenue growth of 12.5% Earnings growth of 12.5% Operating ratios Dry van operating ratio of 80.0% Refrigerated operating ratio of 85.0% Brokerage operating ratio of 90.0%	10.0% 10.0% 3.3% 3.3% 3.3%

(1)	In the event EPS growth of 12.5% is achieved, all Performance Targets will be deemed satisfied and the maximum bonus will be awarded to the Named Executive Officer.
(2)	For presentation purposes, there are minor rounding differences.
(3)	See the following paragraph and table for an explanation of the specific parameters for awarding cash bonus compensation within certain incremental ranges of achievement of the Performance Targets.

In addition to the maximum bonus opportunity, as described above, for each Named Executive Officer, the Compensation Committee created specific parameters for awarding cash bonus compensation within certain incremental ranges of achievement of the Performance Targets.  The Compensation Committee adopted the supplemental bonus criteria shown below after considering (i) our historic cash bonus structure and (ii) the need for a more transparent, objective method for awarding cash bonus compensation to the Named Executive Officers.

2007 Incremental Ranges of Performance Targets (1)
Revenue Growth Incremental Target Thresholds	2.5%	5.0%	7.5%	10.0%	12.5%
Bonus Earned as a Percentage of the Maximum Bonus	20.0%	40.0%	60.0%	80.0%	100%

Earnings Growth Incremental Target Thresholds	2.5%	5.0%	7.5%	10.0%	12.5%
Bonus Earned as a Percentage of the Maximum Bonus	20.0%	40.0%	60.0%	80.0%	100%

Dry Van Operating Ratio Incremental Target Thresholds	84.0%	83.0%	82.0%	81.0%	80.0%
Bonus Earned as a Percentage of the Maximum Bonus	20.0%	40.0%	60.0%	80.0%	100%

Refrigerated Operating Ratio Incremental Target Thresholds	89.0%	88.0%	87.0%	86.0%	85.0%
Bonus Earned as a Percentage of the Maximum Bonus	20.0%	40.0%	60.0%	80.0%	100%

Brokerage Operating Ratio Incremental Target Thresholds	94.0%	93.0%	92.0%	91.0%	90.0%
Bonus Earned as a Percentage of the Maximum Bonus	20.0%	40.0%	60.0%	80.0%	100%

(1)	The Compensation Committee does not have discretion to award cash bonuses for partial achievement of a Performance Target, other than as set forth in this table (i.e. if revenue growth is 4.8%, the bonus earned as a percentage of the maximum bonus will be 20.0%).

Daniel Morris
Attorney-Advisor
November 21, 2007

Employment Agreements, page 18

7.           Comment:

You have indicated that you do not have any employment contracts, severance agreements or change-in-control agreements.  However, please disclose whether there are any other arrangements or agreements, such as stock or option plans, which may provide for benefits (such as vesting) upon change of control or termination.

Response:

We will revise future filings to disclose whether there are any arrangements or agreements, such as stock or option plans, that provide for benefits (such as vesting) upon change of control or termination.

Summary Compensation Table, page 19

8.          Comment:

As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers.  Please provide a more detailed analysis of how and why the compensation of Mr. Knight differs so widely from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Response:

We will revise future filings to provide a more detailed analysis of how and why the compensation of Mr. Knight differs from that of the other named executive officers.  We will also revise future filings to disclose, on an individualized basis, whether the policies or decisions relating to a named executive officer are materially different than the other officers.

Grants of Plan-Based Awards Table, page 21

9.           Comment:

It appears that the amount in non-equity incentive plan awards reflects the maximum bonus. If other performance targets were set (such as threshold and target), revise the table as appropriate. If no other targets have not been set [sic], please add disclosure in your footnotes to this table and revise your Compensation Discussion & Analysis to clarify and explain.

Response:

We will revise future filings to clarify and explain whether we have additional targets (such as threshold and target) and will include such disclosure in the Compensation Discussion and Analysis and the footnotes to the Grants of Plan-Based Awards Table.

Daniel Morris
Attorney-Advisor
November 21, 2007

Director Compensation, page 24

10.           Comment:

For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Response:

We will revise future filings to include a footnote to the stock and option awards column of the Director Compensation Table that describes the grant date fair value of each equity award computed in accordance with FAS 123R.

Should you have any questions or require additional information, please do not hesitate to contact me at (602) 606-6224.

Sincerely,

/s/ David A. Jackson
David A. Jackson
Chief Financial Officer